FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on October 30th, 2014, regarding its financial results for the Third Quarter of 2014.

Santiago, Chile, October 30th, 2014, Banco de Chile (NYSE: BCH), a full service Chilean financial institution, market leader in a wide variety of lending and non-lending products and services across all segments of the Chilean financial market, today announced its results for the third quarter 2014.

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Credit Ratings

(LT Foreign Currency)

Moody’s

Standard & Poors

2014 — 3rd Quarter | Earnings Report

‘Mixed Trends’

HIGHLIGHTS

•                  BCH recorded an uptick in loan growth by posting a QoQ book expansion of 2.2%, mainly steered by commercial loans.

•                  DDA balances posted a significant increase of 7.1% YoY and 3.3% QoQ, which strengthened BCH’s market-leading position.

•                  In spite of lower inflation and fees trimmed by regulations, operating revenues posted a 1.7% YoY increase.

•                  BCH continued to lead the industry in profitability by posting a net income of Ch$159 Bn. and ROAE of 26% in the 3Q14.

FINANCIAL SNAPSHOT

Arturo Tagle (CEO): ‘I am glad to share with you our results for the 3Q14. Our bottom line maintained a solid trend by reaching Ch$159Bn. while resulting in a ROAE of 26%. These are amazing figures, but we keep grounded. Actually, during this quarter we recorded a positive extraordinary effect of roughly Ch$21 Bn. in our P&L, related to the impact of a corporate tax rate increase on our deferred taxes. Once adjusted by this effect, our net income reaches Ch$137 Bn., which is the same figure we posted in the 3Q13. We believe this reflects how well we are dealing with the effect of the economic slowdown on our loan growth, a riskier environment and lower inflation in the 3Q14 as compared to the 3Q13. In summary, we have been able to keep on advancing and remain the safest and the most profitable bank in LatAm. Also, we foresee a positive year end, as we expect an uptick in operating revenues, driven by inflation. As for 2015, we expect margins to be under pressure, based on a smoothing inflation, interest rates that will remain low and more aggressive competition within our target segment. However, we are confident that our competitive strengths will permit us to tackle a challenging and more difficult scenario in 2015’.

Selected Financial Data (1) (in millions of Ch$, except %)	3Q13	3Q14	YoY Chg.
Income Statement (Millions of Ch$)
Total Operating Revenues (2)	379,638	386,045	1.7%
Provisions for loan losses	(70,056)	(61,655)	(12.0)%
Operating expenses	(154,004)	(167,681)	8.9%
Income before Income Tax	156,031	157,456	0.9%
Income Tax	(18,645)	1,262	—
Net income (3)	137,386	158,718	15.5%
Earnings per Share
Net income per share (Ch$)	1.47	1.68	13.7%
Book value per share (Ch$)	23.89	25.76	7.8%
Shares Outstanding (Millions)	93,175	94,655	1.6%
Balance Sheet (Millions of Ch$)
Loans to customers	20,413,670	21,383,079	4.7%
Total assets	25,253,318	26,611,900	5.4%
Equity	2,225,831	2,438,311	9.5%
Profitability Ratios
Return on average assets (ROAA)	2.21%	2.42%	+21	bp
Return on average equity (ROAE)	24.97%	26.33%	+136	bp
Net Financial Margin(4)	5.29%	5.18%	(10	)bp
Efficiency ratio	40.57%	43.44%	+287	bp
Credit Quality Ratios
Total Past Due / Total Loans	1.14%	1.28%	+14	bp
Allowances / Total loans	2.24%	2.45%	+21	bp
Allowances / Total Past Due	1.97	x	1.91	x	(562	)bp
Provisions / Avg. Loans	1.41%	1.17%	(24	)bp
Capital Adequacy Ratios
BIS Ratio (Regulatory Capital / RWA)	13.17%	13.17%	+0	bp
Tier I Ratio (Capital / RWA)	9.92%	10.26%	+34	bp

(1)         See pages 13 to 15.

(2)         Net interest income, Net fees and commissions, foreign exchange transactions, net financial operating income and other operating income.

(3)         Net Income attributable to Bank’s owners (adjusted by minority interest).

(4)         Net financial income divided by average interest earning assets.

3rd Quarter 2014 - Business Environment:

Chilean Economy

Economic slowdown continued to deepen in the 3Q14, driven by investment and consumption. While investment is expected to rebound modestly in the 4Q14, consumption should remain low in 2015. In spite of inflation, the Central Bank cut the monetary policy rate again, though making clear a change in its former dovish bias.

•                  The Chilean economy reached a new minimum in terms of expansion in the 3Q14, by recording a 0.8% (estimate) YoY growth in GDP. In line with the previous quarter, we continued to see an annual contraction in investment (for fifth quarter in a row) and a sharp slowdown in private consumption. Based on this scenario GDP growth expectations have been revised down for 2014 and 2015 by setting them in 2.0% and 3.1%, respectively.

•                  The economic deceleration has mainly been explained by a delay in investment projects, especially in mining and manufacturing sectors. This has been the result of a gloomy outlook for copper price, as well as soaring energy prices and labour costs. On the other hand, the last months have been marked by the uncertainty produced by certain reforms proposed by the government, most of them still under discussion. As a consequence, the business sentiment and the consumer confidence have continued falling.

•                  Nevertheless, we expect a tempered recovery for the investment in the 4Q14, mainly due to the low YoY basis for comparison (4Q13). Bottom line, investment should decrease about 4% this year while getting recovered in 2015 by pointing a 2.3% growth.

•                  The other factor explaining the modest quarterly economic performance is consumption. This variable has been hit by both a moderate increase in unemployment —especially driven by lower job creation— and a less upbeat view for the economy over the mid-term. As second-round effects of these trends, real wages have fallen and banks have set tightened credit conditions, both affecting household expenditures. All in all, we expect a 2.5% YoY expansion in private consumption for 2014 and 3.0% for 2015.

•                  Concerning to inflation, CPI reached a 4.9% 12-month variation in Sep-14, which is well above the mid-term target set by the Central Bank. High inflation has been fostered by a sharp exchange rate depreciation in the last months, which has affected the price of imported tradable goods. On the whole, market forecasts have set inflation in 4.6% for 2014 while anchoring CPI at 3% for 2015.

•                  Given the expectation on smoothing inflation, the Chilean Central Bank (CB) prompted a more aggressive monetary policy over the last months. As a result, the CB completed four consecutive cuts of 25 bp to the marginal standing facility rate by setting it in 3.0% as of Oct-14. Notwithstanding the above, the CB modified its former dovish bias and, therefore, the monetary stimulus is expected to fade away.

KEY ECONOMIC INDICATORS

GDP & Domestic Demand

(12m % change)

Inflation and Monetary Policy Rate

(12m % change and %)

3rd Quarter 2014 - Business Environment:

Local Banking Industry

Industry’s loan growth seemed to decouple from the economic trend in the 3Q14, at least temporarily. However, on a YoY basis, the slowdown in consumption is affecting the expansion of consumer loans. In terms of results, inflation and a more sloped yield curve have allowed the industry to cope with higher LLP and OpEx.

•                  Until the 2Q14, the industry’s loan book displayed a downward trend in 12-month growth (real terms), decreasing from 8.4% in the 3Q13 to 3.9% in the 2Q14. This was perfectly aligned with a less dynamic economy and stricter credit conditions set by banks. However, the industry’s book would have posted a 4.1% uptick in the 3Q14 (based on data as of Aug14). This represents a tempered QoQ growth that decoupled from the trend shown by the economy, at least temporarily.

•                  In a breakdown by lending family, mortgage loans grew by 9.8% YoY in the 3Q14 as compared to the 8.9% posted in the 3Q13 and —more importantly— above the 9.3% recorded in the 2Q14. Similarly, consumer loans posted an expansion of 5.1% YoY in the 3Q14, as compared to the 5.0% posted in the 2Q14, though below the 8.2% displayed in the 3Q13. This is in line with the trend followed by private consumption, as unveiled by a recent study conducted by the National Chamber of Commerce for the 3Q14. This report revealed that retail sales growth experienced the worst decline since the 4Q08 by contracting 3.2% (real terms). As for commercial loans, balances increased by 1.8% YoY in the 3Q14. This was slightly above the 1.6% recorded in the previous quarter while significantly underperforming the 8.3% expansion seen in the 3Q13. This reflects how the investment has scaled down this year.

•                  As for net income, the YTD bottom line of the industry increased by 38.3% YoY, from Ch$1,163 Bn. as of Aug13 to Ch$1,608 Bn. as of Aug14. The soared net income relied on higher operating revenues that boosted from Ch$4,640 Bn. in 2013 to Ch$5,674 Bn. in 2014. This was principally attributable to higher net interest income, which benefited from significantly higher inflation in 2014 vis-a-vis 2013, as well as a more favourable funding and term gapping, due to reduced short-term interest rates and a steeper yield curve.

•                  The rise in revenues permitted the industry to tackle higher loan loss provisions of roughly Ch$144 Bn. YoY and operating expenses climbing by Ch$377 Bn. YoY. The increase in risk expenses had mainly to do with additional provisions growing Ch$108 Bn. annually, which reflects the industry’s concern about the economic outlook. As for expenses, the increase is explained by personnel and administrative expenses, some of them indexed to inflation.

•                  This performance allowed the whole banking system to post a ROAE of 18.0% as of Aug14, which was well above the 14.9% posted last year. Once again, inflation and lower short-term interest rates have played an important role in pulling this ratio up.

INDUSTRY’S KEY FIGURES

Growth in Total Loans (1)(2)

(% change, in real terms)

Net Income & ROAE

(In billions of Ch$ and %, as of each date)

(1)    Quarterly growth for the 3Q14 considers quarterlised growth based on monthly data for July and August 2014. Also 12-month growth for the 3Q14 considers the period Aug13/Aug14.

(2)    Figures exclude operations of subsidiaries abroad and the one-off effect (estimate) of the consolidation of a retailer’s credit card portfolio into its banking subsidiary, which added approximately Ch$430 billion in consumer loans to the industry’s balance sheet as of December 31, 2013.

3rd Quarter 2014 - Earnings Report:

Net Income

Our net income was above Ch$150 Bn. for third quarter in a row, though including an extraordinary positive effect. Our bottom line also benefited from funding & gapping, lower loan loss provisions and higher income from loans. On a YTD basis, our net income increased by 21.6% YoY, fostered by operating revenues that increased as a result of higher UF variation, funding & gapping, and extraordinary effects.

Our net income amounted to Ch$159 Bn. in the 3Q14. This figure represented a 15.5% YoY increase as compared to the Ch$137 Bn. obtained in the 3Q13 and a 3.4% rise with respect to the previous quarter. Also, as of Aug-14 (latest available data) we ranked first in earnings generation within the local industry by attaining a 24.7% market stake. The annual increase in net income was fostered by diverse effects in revenues and expenses, as follows:

•                  A positive one-off effect on deferred taxes (~Ch$21.0 Bn.) in connection with the corporate tax rate increase prompted by the recently approved tax reform.

•                  An annual decrease in loan loss provisions, mostly related to additional allowances set in the 3Q13 and also a better credit risk behaviour, particularly in wholesale banking.

•                  An increment in revenues from asset and liability management (ALM) based on a steepening yield curve and lower short-term rates, which benefited funding and gapping.

•                  Higher income from the management of our AFS portfolio.

•                  Higher revenues from loans, based on increasing average balances (particularly focused on retail banking) and a one-timer related to the prepayment of a wholesale loan.

•                  The above factors enabled us to effectively deal with: (i) lower fee income produced by recently approved regulations on insurance brokerage and commercial strategies intended to promote the use of credit cards by our customers, (ii) higher operating expenses related to diverse effects like inflation and bonuses linked to collective bargaining processes, (iii) lower revenues from the management of our UF net asset exposure, and (iv) reduced contribution of DDA balances as a result of lower short-term interest rates

As a result, our ROAE was above 26% for second quarter in a row by posting 26.3%. Accordingly, we remained the most profitable bank within the local industry.

NET INCOME: EVOLUTION / BRIDGE

(In billions of Ch$, except for %)

On a YTD basis, our bottom line was Ch$463 Bn. as of Sep. 2014, which favourably compared to the Ch$381 Bn. posted last year. The 21.6% YoY increase had to do with: (i) a significantly positive effect of inflation on our UF net asset exposure, (ii) gains from funding and gapping relying on a more sloped yield curve, (iii) higher revenues from our AFS portfolio, (iv) higher income from loans as a result of growing average balances, especially in retail banking, and (v) the one-off effect on deferred taxes as a result of a corporate tax rate increase. These effects allowed us to offset: (i) higher loan loss provisions, in line with a riskier environment, and (ii) operating expenses that increased slightly above inflation.

3rd Quarter 2014 - Earnings Report:

Operating Revenues

In spite of lower inflation and regulations affecting revenues from fees, our operating revenues posted a 1.7% YoY rise. This was the result of effects associated with FX, income from loans and higher revenues from Treasury. On a YTD basis, revenues increased by 13.5% YoY, based on UF variation, income from loans, FX and favourable scenario for funding & gapping, as well as the AFS portfolio.

Our operating revenues totalled Ch$386 Bn. in the 3Q14, which was 1.7% above the figure posted in the 3Q13. Unlike previous quarters, inflation was not the main driver explaining our revenues, given a more contained UF variation in the 3Q14 as compared to the 3Q14. As a result, the YoY increase in revenues was fostered by:

•                  Income from loans increasing by nearly Ch$15.5 Bn. YoY, as a result of average loan balances that grew 6.7% in the 3Q14 as compared to the 3Q13. This growth has been focused on retail (10.9%) rather than wholesale banking (2.5%). Also, the increment in income was prompted by the prepayment of a wholesale loan (Ch$9.4 Bn.) in the 3Q14.

•                  Higher income of approximately Ch$9.4 Bn. related to the net asset position that hedges our US$-denominated loan loss provisions. This was the result of an 8.2% depreciation vs. a 0.7% appreciation of the Chilean peso (vs US$) in the 3Q14 and the 3Q13, respectively.

•                  Higher revenues from ALM of nearly Ch$7.5 Bn. YoY., based on improved funding and term gapping as a result of a steepening yield curve and reduced shot-term interest rates.

•                  Revenues from the management of our investment portfolio that increased by roughly Ch$5.2 Bn. in the 3Q14 vis-a-vis the 3Q13. This was mostly explained by higher sales of AFS securities, as we took advantage of lower interest rates and accumulated mark-to-market.

The above factors allowed us to more than offset:

•                  Lower contribution of our UF net asset position by approximately Ch$10.0 Bn. This was the result of lower UF variation in the 3Q14 (0.6%) as compared to the 3Q14 (1.1%), partly offset by lower nominal interest rates on liabilities funding this position.

•                  A YoY decrease of nearly Ch$5.8 Bn. in fee income, explained by: (i) lower fees from credit cards (Ch$5.5 Bn.), given lower transactions and commercial decisions we have made in order to increase their usage, (ii) a decline in fees from insurance brokerage due to recent regulations (Ch$2.0 Bn.), and (iii) a decrease in fees from securities brokerage (Ch$0.6 Bn.). These effects were partly offset fees from mutual funds that surged (Ch$3.9 Bn.) as a result of a 29.5% YoY growth in AUM in the 3Q14 vs. the 3Q13.

•                  A decrease of approximately Ch$1.4 Bn. in the contribution of our DDA. Though average balances climbed by 12.9% YoY, reduced short-term interest rates (given successive cuts in the marginal standing facility rate) caused a reduction in the benefit from these liabilities.

Despite the increase in revenues, margins fell in the 3Q14 vis-a-vis the 3Q13. Actually, whereas the NFM decreased from 5.29% to 5.18%, the NIM dropped from 4.92% to 4.73% in the period. These effects were mainly attributable to lower inflation (measured as UF variation).

TOTAL OPERATING REVENUES

	Quarters		Year End		YoY Chg.
(in millions of Ch$ and %)	3Q13	3Q14	Sep-13	Sep-14	3Q13/3Q14		Sep13/Sep14
Net Interest Income	281,143	285,505	768,693	902,859	1.6%		17.5%
Net Fees and Commissions	71,956	66,128	215,850	200,490	(8.1)%		(7.1)%
Net Financial Operating Income	25,952	(3,617)	23,687	23,551	—		(0.6)%
Foreign Exchange Transactions	(5,216)	31,007	36,764	61,561	—		67.4%
Other operating income	5,803	7,022	17,924	17,488	21.0%		(2.4)%
Total Operating Revenues	379,638	386,045	1,062,918	1,205,949	1.7%		13.5%
Net Financial Margin (NFM)	5.29%	5.18%	4.98%	5.52%	(11	)bp	+54	bp
Net Interest Margin (NIM)	4.92%	4.73%	4.62%	5.04%	(19	)bp	+42	bp

On YTD basis, our revenues grew 13.5% YoY, from Ch$1,063 Bn. in 2013 to Ch$1,206 Bn. in 2014. The change was driven by: (i) higher contribution of our UF net asset exposure by ~Ch$110.1 Bn. given a UF variation of 4.0% in 2014 and 1.9% in 2013, as well as lower nominal interest rates on liabilities that fund this position, (ii) revenues from loans that climbed by ~Ch$33.0 Bn., owing to average balances growing 7.3% YoY and a loan prepayment (~Ch$9.4); (iii) higher contribution from funding and gapping (~Ch$11.0 Bn.), (iv) a positive FX impact of ~Ch$9.6 Bn. on the hedge of US$-indexed loan loss provisions, due to a higher Ch$ depreciation in 2014, and (v) higher income from the management of our AFS portfolio (~Ch$14.9 Bn.), due to higher sales. The former was partly offset by fees that scaled down ~Ch$15.4 Bn. YoY, which was focused on insurance brokerage and credit cards.

3rd Quarter 2014 - Earnings Report:

Loan Loss Provisions & Allowances

Our loan loss provisions posted a 12% decrease in the 3Q14, as a result of credit risk improvement and lower additional allowances. This was partly offset by negative FX impact. On a YTD basis, our loan loss provisions posted a 21% increase, mostly explained by loan growth, FX impact, additional allowances and low basis for comparison.

Our loan loss provisions totalled Ch$61.7 Bn. in the 3Q14, which reflects a 12.0% YoY improvement as compared to the 3Q13. This annual change was a combination of diverse factors including FX, additional allowances and others effects. However, worth noting is the improvement in terms of idiosyncratic credit risk that we witnessed this quarter. In fact, the YoY change in loan loss provisions had to do with:

•                  Overall net credit risk improvement in our loan book of approximately Ch$10.6 Bn. This has been the result of more prudent credit conditions set in the Corporate and Middle Market segments, whose credit risk improved by Ch$8.6 Bn. (including loan growth). To a lesser extent, our growth in retail banking has been focused on upper income individuals in both consumer and mortgage loans. Accordingly, risk expenses improved by Ch$2.0 Bn. YoY (including loan growth).

•                  Lower additional provisions. In the 3Q13 we set additional allowances by approximately Ch$7.4 Bn. This compares with no allowances set in the 3Q14.

The above positive factors were partially offset by a negative FX effect of approximately Ch$9.4 Bn. on US$-denominated loan loss provisions. This was the result of an 8.2% depreciation and a 0.7% appreciation of the Ch$ against the US$ in the 3Q14 and the 3Q13, respectively.

As a result of the aforesaid, our LLP ratio improved significantly in the 3Q14 by decreasing to 1.17% as compared to the 1.41% posted in the 3Q13. As for NPL, our past due loans recorded a moderate increase from 1.14% in the 3Q13 to 1.28% in the 3Q14. We are taking different measures in order to maintain this ratio at adequate levels, particularly in collection tasks.

LOAN LOSS PROVISIONS & ALLOWANCES

Quarters	Year End	% Change
(in millions of Ch$ and %)	3Q13	3Q14	Sep-13	Sep-14	3Q13/3Q14	Sep13/Sep14
Initial Allowances	(434,451)	(522,545)	(427,435)	(480,478)	20.3%	12.4%
Charge-offs	49,950	68,800	144,220	183,963	37.7%	27.6%
Debt exchange	—	—	12,556	—	—	—
Provisions established, net	(71,783)	(71,029)	(185,625)	(228,259)	(1.1)%	23.0%
Final Allowances	(456,284)	(524,774)	(456,284)	(524,774)	15.0%	15.0%
Provisions Established	(71,783)	(71,029)	(185,625)	(228,259)	(1.1)%	23.0%
Prov. Financial Guarantees	(991)	(2,073)	(11,125)	(3,790)	109.2%	(65.9)%
Additional Provisions	(7,388)	—	(7,388)	(10,069)	—	36.3%
Recoveries	10,106	11,447	30,321	31,756	13.3%	4.7%
Loan Loss Provisions	(70,056)	(61,655)	(173,817)	(210,362)	(12.0)%	21.0%
Credit Quality Ratios
Allowances / Total loans	2.24%	2.45%	2.24%	2.45%	+21	bp	+21	bp
Allowances / Total Past Due	1.97	x	1.91	x	1.97	x	1.91	x	(0.06	)x	(0.06	)x
Provisions / Avg. Loans	1.41%	1.17%	1.20%	1.34%	(24	)bp	+14	bp
Charge-offs / Avg. Loans	1.01%	1.30%	0.99%	1.17%	+29	bp	+18	bp
Total Past Due / Total Loans	1.14%	1.28%	1.14%	1.28%	+14	bp	+14	bp
Recoveries / Avg. Loans	0.20%	0.22%	0.21%	0.20%	+2	bp	(1	)bp

On a YTD basis, our loan loss provisions recorded a 21.0% YoY rise, from Ch$173.8 Bn. in 2013 to Ch$210.4 Bn. in 2014. This annual rise was mainly steered by: (i) net credit deterioration in the wholesale segment of approximately Ch$12.7 Bn., explained by an Ch$8.6 Bn. allowance release in 2013 (one customer) and specific credit deteriorations in 2014, (ii) loan growth and mix effect, mostly associated with our expansion in retail banking, which produced higher risk expenses by nearly Ch$11.6 Bn. YoY, (iii) a negative FX impact of approximately Ch$9.6 Bn. on loan loss provisions denominated in US$, explained by a steeper Ch$ depreciation in 2014 (13.8%) in relation to 2013 (5.3%), and (iv) an increase of about Ch$2.7 Bn. YoY in additional allowances.

3rd Quarter 2014 - Earnings Report:

Operating Expenses

Our operating expenses posted an 8.9% YoY increase in the 3Q14, mostly driven by personnel and administrative expenses. This encompassed some extraordinary effects and inflation adjustments. On a YTD basis, the increase in expenses is also explained by the effect of inflation on salaries, bonuses associated with bargaining processes and expenses related to our branch network.

Our cost base increased by 8.9% YoY, from Ch$154.0 Bn. in the 3Q13 to Ch$167.7 Bn. in the 3Q14. This variance was mainly attributable to personnel and administrative expenses, as well as impairments. Accordingly, the annual rise in overall expenses may be explained by the following factors:

•                  Personnel expenses that climbed 9.5% YoY, from Ch$78.4 Bn. in the 3Q13 to Ch$85.8 Bn. in the 3Q14. This was the result of higher salary expenses and greater bonuses. As for salaries, the overall amount grew by 8.4% YoY (Ch$4.0 Bn.), mostly explained by inflation adjustment of 4.9% and an increase of 1.4% in average headcount in the 3Q14 as compared to the 3Q13. Regarding bonuses, there was a YoY rise of 8.5% (Ch$2.2 Bn.), which is explained by a Ch$1.2

Bn. bonus associated with the completion of a collective bargaining process in one of our subsidiaries in the 3Q14. To a lesser degree, this is also explained by variable compensation related to commercial campaigns in Mutual Funds.

•                  As for administrative expenses, we posted a YoY rise of 4.9%, from Ch$63.1 Bn. in the 3Q13 to Ch$66.3 Bn. in the 3Q14. This annual increase was slightly above inflation and was mainly fostered by higher expenses related to our branch network by approximately Ch$1.2 Bn., as well as TI and office supplies expenses that grew by Ch$1.1 Bn. in the 3Q14 as compared to the 3Q13. This was supplemented by expenses associated with outsourced services that increased by Ch$0.7 Bn. within the same period.

•                  Impairments that grew by Ch$1.5 Bn. in the 3Q14 as compared to the 3Q13. This was the result of write-offs related to damaged or unused ATMs. As we have been compelled to implement new security standards in our ATM network, some of them became obsolete.

Given the modest increase in operating revenues (partly as a result of lower UF variation) and also the increase in our cost base, our cost-to-income ratio posted a YoY increase from 40.6% in the 3Q13 to 43.44% in the 3Q14. Nevertheless, the increase in operating expenses seems to be aligned with the growth in assets, since our cost-to-assets ratio remained relatively flat YoY.

TOTAL OPERATING EXPENSES

	Quarters		Year End		% Change
(in millions of Ch$ and %)	3Q13	3Q14	Sep-13	Sep-14	3Q13/3Q14		Sep13/Sep14
Personnel expenses	(78,390)	(85,839)	(234,191)	(255,519)	9.5%		9.1%
Administrative expenses	(63,133)	(66,252)	(184,309)	(193,403)	4.9%		4.9%
Depreciation and Amort.	(7,041)	(7,935)	(21,332)	(20,897)	12.7%		(2.0)%
Impairments	(124)	(1,563)	(133)	(1,771)	1,160.5%		1,231.6%
Other Oper. Expenses	(5,316)	(6,092)	(13,789)	(26,229)	14.6%		90.2%
Total Oper. Expenses	(154,004)	(167,681)	(453,754)	(497,819)	8.9%		9.7%
Additional Information
Op. Exp. / Op. Rev.	40.57%	43.44%	42.69%	41.28%	+287	bp	(141	)bp
Op. Exp. / Avg. Assets	2.48%	2.56%	2.55%	2.56%	+8	bp	+1	bp
Headcount (#)	14,723	14,913	14,723	14,913	+190		+190
Branches (#)	423	430	423	430	+7		+7

On an YTD basis, our operating expenses posted a 9.7% YoY expansion (Ch$44.1 Bn.), due to:

•                  A 9.1% YoY rise in personnel expenses (Ch$21.3 Bn.), given by: (i) salary expenses going up by 6.5% YoY (Ch$9.1 Bn.) mostly due to inflation (4.9%) and higher headcount (1.0%); and (ii) bonuses rising 14.9% (Ch$11.0 Bn.), predominantly caused by special bonuses of Ch$4.2 Bn. and Ch$1.2 Bn. related to the completion of a collective bargaining processes with two unions in 2014, as well as commercial campaigns carried out this year, especially in the mutual funds business.

•                  Administrative expenses that increased 4.9% YoY (Ch$9.1 Bn.), mainly due to: (i) expenses related to branch network that rose by Ch$2.5 Bn. YoY, (ii) IT and office supplies charges that increased by Ch$2.1 Bn., and (iii) other general expenses growing Ch$2.1 Bn. YoY.

As for efficiency, our cost-to-income improved 1.4% YoY, mainly due to the positive inflation effect on revenues. When compared to assets, our expenses remained almost flat YoY.

3rd Quarter 2014 - Earnings Report:

Loan Portfolio

Our loan book grew 2.3% QoQ though posting a moderate 4.3% YoY expansion. Commercial loans maintained a YoY downward trend while advancing significantly QoQ (2.4%). It is still too early to conclude we are facing a breakpoint, particularly in light of the slowdown in private consumption.

In line with the economic slowdown, our loan growth has decelerated. This trend has been given by both our aim of maintaining superior asset quality standards amid a less dynamic economy and lower demand for credits from companies and individuals. As a result, our loan portfolio grew by 4.7% YoY in the 3Q14 by reaching Ch$21,383 Bn. However, worth noting is the 2.2% QoQ expansion posted by our portfolio, which changed the downward trend shown in the last quarters. Based on the recent data published by the Central Bank and the National Chamber of Commerce, it is still early to conclude this is a breaking point. On the whole, as of Aug14 (latest available data) we ranked second in total loans with a stake of 18.4%* within the local industry. Our YoY loan book expansion was mainly attributable to:

•                  An outperforming YoY expansion of 13.9% in mortgage loans. We continued to show advances in this product while improving the risk-return relationship. In this regard, we have modified our strategy by targeting upper income customers and high value properties. We have benefited from a sustained upward trend in local prices that has triggered purchase decisions by customers. Also, we have been able to significantly improve our pricing by utilizing business intelligence tools. All in all, we had mortgage loans of Ch$5,220 Bn. as of Sep14, which supported a market share of 17.3%* as of Aug14.

•                  Consumer loans that have resisted the economic slowdown by growing 9.7% YoY. This growth has mainly been fostered by installment loans and credit card related loans expanding 7.5% and 16.8%, respectively. Once again, the increment in these kinds of loans has been focused on upper income customers, as we foresaw potential risks in the consumer finance business in 2013. Also, worth mentioning are our efforts to optimize remote channels. In this regard, during 2014 we have achieved significant accomplishments in internet-based sales for installment loans while avoiding competition among distribution channels. As of Sep14 we had a consumer loans of Ch$3,231 Bn., which placed us third in the industry with a 20.9%* market share (as of Aug-14).

•                  Low growth in commercial loans. As of Sep14 we posted a slight 0.4% YoY expansion in these kinds of loans. In line with the findings unveiled by the CB, we have tightened the whole credit process for companies, based on the poor indicators for investment and manufacturing. In addition, we have witnessed very aggressive campaigns implemented by our main peers, which are far away from our strategy. Instead, we have avoided jeopardizing the profitability of this product and, therefore, we have prioritised sustainable growth. Besides, we continued leading this product with an 18.4%* market share as of Aug14, which is supported by a period-end balance of Ch$12,933 Bn. Notwithstanding the former, worth noting is that in the 3Q14 we broke a downward trend in commercial loans by posting a 2.4% QoQ expansion.

LOAN PORTFOLIO: BREAKDOWN / GROWTH / MARKET SHARE

(In Billions of Ch$ and %)

3rd Quarter 2014 - Earnings Report:

Funding Structure

The evolution of our funding structure demonstrates that we have been able to substitute less stable, shorter and more expensive sources of funding with international debt issuances. This has also contributed to increase our liquidity.

Our funding continued to be strong in the 3Q14. In this regard, we believe that our funding diversification strategy has been successful, since it has permitted us to replace less stable, shorter and more expensive funding sources. During the last quarters, we have decreased our bond placements, as market conditions have been less favourable. In spite of this, during the 3Q14 we placed a ~US$47 million bond in Japan by taking advantage of our MTN program. Also, we increased the utilization of our commercial papers shelf. In summary, we had carried out the following international bond placements during 2014:

• Switzerland	: Ch$	174.5 billion	— 2 to 5 years
• Japan	: Ch$	66.7 billion	— 5 to 8 years
• Hong Kong	: Ch$	43.0 billion	— 6 years
• USA — Commercial Papers (Outstanding Balance as of Sep14)	: Ch$	418.8 billion	— 90 days on average

As elucidated by the chart below (left hand side), our funding structure has importantly changed in the last four years. The issuance of long-term debt has been the main driver for this evolution. Actually long-term debt increased from 10% of our total funding in 2010 to 19% in 2014. The important thing is that this 9% gap has replaced less stable and more expensive sources of funding, such as wholesale deposits and borrowings from financial institutions. In fact, while wholesale deposits decreased from 39% to 34% of our liability structure, borrowings from financial institutions scaled down from 7% to 3%, both in the 2014/2010 period. These changes provide us with higher-quality funding, which is particularly important in light of the potential liquidity requirements that regulators may establish in the future.

More importantly, core deposits have demonstrated to be a very stable source of funding for us. Actually, they have represented between 24% and 27% our funding in the last five years, with no significant volatility. In this achievement, our market-leading position in checking accounts held by individuals has been crucial. As of Aug14, we remained at the top of the industry in these kinds of deposits by holding a market share of 28.7%.

FUNDING: BREAKDOWN / EVOLUTION

(In Billions of Ch$ and times)

The recent changes in our funding structure have been very important in our aim of maintaining a fair relationship between interest earning assets and liabilities. As of Sep-14, this ratio reached 1.54x, which was above the figure posted as of Sep-13 (1.50x) while confirming the trend observed during 2014.

3rd Quarter 2014 - Earnings Report:

Capital Adequacy & Other Topics

Our capital adequacy remains strong, with capital ratios well above the regulatory thresholds. We accounted for a total positive effect of roughly Ch$18 Bn. as a result of the recently passed tax reform.

Our equity totalled Ch$2,438 Bn. as of September 30, 2014, which represents a 9.5% YoY increase as compared to the Ch$2,226 Bn. as of September 30, 2013. The Ch$213 Bn. annual expansion in our capital base principally relied on:

•                  Earnings retention of approximately Ch$95.6 billion with charge to our net distributable earnings for the FY2013. This capitalisation was the result of 70% dividend payout ratio, as agreed by our shareholders, once deducted the payment to the Central Bank (100% of SAOS’ stake in our economic rights plus rights of SM-Chile A shares).

•                  Retention of roughly Ch$49.6 billion from our net income for the FY2013. This is part of our capital management policy and is intended to hedge our shareholders’ equity against effects of inflation.

•                  Higher net income (provisions for minimum dividends deducted) by approximately Ch$63.7 Bn. for the period ended September 30, 2014.

•                  Higher other comprehensive income by approximately Ch$3.6 Bn. On the one hand, this relates to higher unrealised AFS mark-to-market (MtM) of about Ch$9.1 Bn. YoY, which is aligned with a scenario of lower interest rates. On the other hand, the MtM was partly offset by higher losses from cash flows hedge accounting by roughly Ch$5.6 Bn. YoY.

Based on the above, our capital adequacy remained strong by displaying a gap with respect to the regulatory limits. As a matter of fact, our BIS ratio was 13.2% as of September 2014 with no YoY change and 3.2 percentage points over the regulatory threshold. Similarly, our Tier I ratio (on RWA) was at 10.3% as of September 30, 2014, which was 34 bp above the figure posted last year. This trend was also followed by our Tier I ratio (on Assets) that was at 7.8% as of the same date, which is well above the 3.0% required by the local watchdog.

EQUITY & CAPITAL ADEQUACY

(In Billions of Ch$ and %)

Equity	Sep-13	Sep-14	YoY Chg.
Capital & Reserves
Capital	1,849.3	1,944.9	5.2%
Reserves	213.8	263.3	23.2%
Other accounts	13.2	16.8	27.2%
Earnings
Retained Earnings	16.4	16.4	—
Income for the Period	380.7	462.9	21.6%
Provisions for Min. Dividends	(247.6)	(266.0)	7.5%
Minority Interest
Minority Interest	—	—	—
Total Equity	2,225.8	2,438.3	9.5%

Notes:

Assets: Total Assets | RWA: Risk-Weighted Assets | Total Capital: Basic Capital + Supplementary Capital (if any).

Basic Capital: paid-in capital, reserves and retained earnings, excluding capital of subsidiaries and foreign branches.

Impact of Tax Reform on our Results

As mentioned earlier, the congress has finally passed the tax reform proposed by the government. This bill is aimed at increasing fiscal revenues by approximately US$8 billion per year (~3% of GDP), when totally adopted. Among other topics, this reform increases the statutory corporate tax rate from 20% (current) to 25% or 27% (depending on the regime adopted by the company) in a four-year period. Bottom line, the reform produced a double effect on our results as of Sep14: (i) a positive one-timer effect of Ch$21.0 Bn. related to the impact of a 7% increase in the corporate tax rate on our deferred taxes, and (ii) a negative effect on current YTD taxes, given by the increase in the tax rate from 20.0% to 21.0% for the year ended December 31, 2014.

3rd Quarter 2014 - Business Segment:

Business Model: Loans | Income before Taxes | Customers

LOANS BREAKDOWN BY SEGMENT

(In Billions of Ch$ and %)

As of September 30, 2013	As of September 30, 2014

INCOME BEFORE INCOME TAX BY SEGMENT

(In Millions of Ch$ and %)

	Quarter		As of		% Change
Business Segment	3Q13	3Q14	Sep-13	Sep-14	3Q14/3Q13	Sep-14/Sep-13
Retail Banking	70,356	71,541	212,325	225,376	1.7%	6.1%
Wholesale Banking	70,510	73,200	192,212	214,162	3.8%	11.4%
Treasury	8,131	4,091	7,607	33,642	(49.7)%	342.3%
Subsidiaries	7,034	8,624	25,247	26,515	22.6%	5.0%
Income before income tax	156,031	157,456	437,391	499,695	0.9%	14.2%

CUSTOMER BASE BY SEGMENT

(In number of Customers)

3rd Quarter 2014 - Financial Information:

Consolidated Statement of Income (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Quarters						Year Ended
	3Q13	2Q14	3Q14	3Q14	% Change		Sep-13	Sep-14	Sep-14	% Change
	MCh$	MCh$	MCh$	MUS$	3Q14/3Q13	3Q14/2Q14	MCh$	MCh$	MUS$	Sep-14/Sep-13
Interest revenue and expense
Interest revenue	491,291	535,517	437,655	731.5	(10.9)%	(18.3)%	1,272,595	1,480,538	2,474.5	16.3%
Interest expense	(210,148)	(219,636)	(152,150)	(254.3)	(27.6)%	(30.7)%	(503,902)	(577,679)	(965.5)	14.6%
Net interest income	281,143	315,881	285,505	477.2	1.6%	(9.6)%	768,693	902,859	1,509.0	17.5%
Fees and commissions
Income from fees and commissions	95,757	95,195	95,555	159.7	(0.2)%	0.4%	288,089	286,153	478.3	(0.7)%
Expenses from fees and commissions	(23,801)	(27,117)	(29,427)	(49.2)	23.6%	8.5%	(72,239)	(85,663)	(143.2)	18.6%
Net fees and commissions income	71,956	68,078	66,128	110.5	(8.1)%	(2.9)%	215,850	200,490	335.1	(7.1)%
Net Financial Operating Income	25,952	15,273	(3,617)	(6.0)	—	—	23,687	23,551	39.4	(0.6)%
Foreign exchange transactions, net	(5,216)	7,976	31,007	51.8	—	288.8%	36,764	61,561	102.9	67.4%
Other operating income	5,803	4,743	7,022	11.7	21.0%	48.0%	17,924	17,488	29.2	(2.4)%
Total Operating Revenues	379,638	411,951	386,045	645.2	1.7%	(6.3)%	1,062,918	1,205,949	2,015.6	13.5%

Provisions for loan losses	(70,056)	(72,353)	(61,655)	(103.0)	(12.0)%	(14.8)%	(173,817)	(210,362)	(351.6)	21.0%

Operating revenues, net of provisions for loan losses	309,582	339,598	324,390	542.2	4.8%	(4.5)%	889,101	995,587	1,664.0	12.0%
Operating expenses
Personnel expenses	(78,390)	(87,404)	(85,839)	(143.5)	9.5%	(1.8)%	(234,191)	(255,519)	(427.1)	9.1%
Administrative expenses	(63,133)	(63,920)	(66,252)	(110.7)	4.9%	3.6%	(184,309)	(193,403)	(323.2)	4.9%
Depreciation and amortization	(7,041)	(6,457)	(7,935)	(13.3)	12.7%	22.9%	(21,332)	(20,897)	(34.9)	(2.0)%
Impairments	(124)	(5)	(1,563)	(2.6)	1,160.5%	31,160.0%	(133)	(1,771)	(3.0)	1,231.6%
Other operating expenses	(5,316)	(12,372)	(6,092)	(10.2)	14.6%	(50.8)%	(13,789)	(26,229)	(43.8)	90.2%
Total operating expenses	(154,004)	(170,158)	(167,681)	(280.3)	8.9%	(1.5)%	(453,754)	(497,819)	(832.0)	9.7%

Net operating income	155,578	169,440	156,709	261.9	0.7%	(7.5)%	435,347	497,768	832.0	14.3%
Income attributable to affiliates	453	973	747	1.2	64.9%	(23.2)%	2,044	1,927	3.2	(5.7)%
Income before income tax	156,031	170,413	157,456	263.1	0.9%	(7.6)%	437,391	499,695	835.2	14.2%

Income tax	(18,645)	(16,934)	1,262	2.1	—	—	(56,671)	(36,747)	(61.4)	(35.2)%

Net Income for the period	137,386	153,479	158,718	265.2	15.5%	3.4%	380,720	462,948	773.8	21.6%
Non-Controlling interest	—	—	—	—	—	—	—	1	—	—
Net Income attributable to bank’s owners	137,386	153,479	158,718	265.2	15.5%	3.4%	380,720	462,947	773.8	21.6%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$598.31 for US$1.00 as of September 30, 2014. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

3rd Quarter 2014 - Financial Information:

Consolidated Balance Sheets (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Sep-13	Jun-14	Sep-14	Sep-14	% Change
ASSETS	MCh$	MCh$	MCh$	MUS$	Sep-14/Sep-13	Sep-14/Jun-14
Cash and due from banks	998,770	732,161	939,918	1,571.0	(5.9)%	28.4%
Transactions in the course of collection	513,900	390,327	412,839	690.0	(19.7)%	5.8%
Financial Assets held-for-trading	365,892	418,422	585,984	979.4	60.2%	40.0%
Receivables from repurchase agreements and security borrowings	20,501	32,876	11,356	19.0	(44.6)%	(65.5)%
Derivate instruments	290,487	548,173	820,546	1,371.4	182.5%	49.7%
Loans and advances to Banks	676,953	750,620	675,764	1,129.5	(0.2)%	(10.0)%
Loans to customers, net
Commercial loans	12,886,289	12,639,350	12,932,564	21,615.2	0.4%	2.3%
Residential mortgage loans	4,582,231	5,119,614	5,219,568	8,723.9	13.9%	2.0%
Consumer loans	2,945,150	3,155,565	3,230,947	5,400.1	9.7%	2.4%
Loans to customers	20,413,670	20,914,529	21,383,079	35,739.2	4.7%	2.2%
Allowances for loan losses	(456,284)	(522,545)	(524,774)	(877.1)	15.0%	0.4%
Total loans to customers, net	19,957,386	20,391,984	20,858,305	34,862.1	4.5%	2.3%
Financial Assets Available-for-Sale	1,784,353	1,489,507	1,556,870	2,602.1	(12.7)%	4.5%
Financial Assets Held-to-maturity	—	—	—	—	0.0%	0.0%
Investments in other companies	16,697	23,996	24,584	41.1	47.2%	2.5%
Intangible assets	30,947	27,948	26,614	44.5	(14.0)%	(4.8)%
Property and Equipment	198,797	202,265	203,764	340.6	2.5%	0.7%
Current tax assets	3,018	2,719	2,412	4.0	(20.1)%	(11.3)%
Deferred tax assets	135,961	156,659	189,675	317.0	39.5%	21.1%
Other assets	259,656	293,145	303,269	506.9	16.8%	3.5%
Total Assets	25,253,318	25,460,802	26,611,900	44,478.6	5.4%	4.5%

	Sep-13	Jun-14	Sep-14	Sep-14	% Change
LIABILITIES & EQUITY	MCh$	MCh$	MCh$	MUS$	Sep-14/Sep-13	Sep-14/Jun-14
Liabilities
Current accounts and other demand deposits	5,927,692	6,141,163	6,345,503	10,605.7	7.0%	3.3%
Transactions in the course of payment	314,489	185,143	290,445	485.4	(7.6)%	56.9%
Payables from repurchase agreements and security lending	223,409	225,148	225,884	377.5	1.1%	0.3%
Saving accounts and time deposits	10,332,890	9,522,184	9,560,022	15,978.4	(7.5)%	0.4%
Derivate instruments	375,028	581,142	826,616	1,381.6	120.4%	42.2%
Borrowings from financial institutions	876,247	727,759	803,577	1,343.1	(8.3)%	10.4%
Debt issued	4,056,885	4,850,192	5,139,773	8,590.5	26.7%	6.0%
Other financial obligations	174,967	194,135	183,656	307.0	5.0%	(5.4)%
Current tax liabilities	2,043	7,857	9,908	16.6	385.0%	26.1%
Deferred tax liabilities	36,851	36,598	46,579	77.9	26.4%	27.3%
Provisions	467,405	400,934	511,687	855.2	9.5%	27.6%
Other liabilities	239,581	207,844	229,939	384.4	(4.0)%	10.6%
Total liabilities	23,027,487	23,080,099	24,173,589	40,403.3	5.0%	4.7%
Equity of the Bank’s owners
Capital	1,849,351	1,944,920	1,944,920	3,250.7	5.2%	—
Reserves	213,767	263,553	263,338	440.1	23.2%	(0.1)%
Other comprehensive income	13,182	15,905	16,769	28.0	27.2%	5.4%
Retained earnings from previous periods	16,379	16,379	16,379	27.4	—	—
Income for the period	380,720	304,229	462,947	773.8	21.6%	52.2%
Provisions for minimum dividends	(247,569)	(164,285)	(266,044)	(444.7)	7.5%	61.9%
Non-Controlling Interest	1	2	2	—	100.0%	—
Total equity	2,225,831	2,380,703	2,438,311	4,075.3	9.5%	2.4%
Total Liabilities & Equity	25,253,318	25,460,802	26,611,900	44,478.6	5.4%	4.5%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$598.31 for US$1.00 as of September 30, 2014. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

3rd Quarter 2014 - Financial Information:

Selected Financial Information (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Quarters			Year Ended
Key Performance Ratios	3Q13	2Q14	3Q14	Sep-13	Jun-14	Sep-14
Earnings per Share (1) (2)
Net income per Share (Ch$)	1.47	1.65	1.68	4.09	3.27	4.89
Net income per ADS (Ch$)	884.70	988.33	1,006.08	2,451.64	1,959.08	2,934.52
Net income per ADS (US$)	1.75	1.79	1.68	4.86	3.54	4.90
Book value per Share (Ch$)	23.89	25.55	25.76	23.89	25.55	25.76
Shares outstanding (Millions)	93,175	93,175	94,655	93,175	93,175	94,655
Profitability Ratios (3)(4)
Net Interest Margin	4.92%	5.37%	4.73%	4.62%	5.20%	5.04%
Net Financial Margin	5.29%	5.77%	5.18%	4.98%	5.69%	5.52%
Fees & Comm. / Avg. Interest Earnings Assets	1.26%	1.16%	1.09%	1.30%	1.13%	1.12%
Operating Revs. / Avg. Interest Earnings Assets	6.65%	7.01%	6.39%	6.38%	6.91%	6.73%
Return on Average Total Assets	2.21%	2.41%	2.42%	2.14%	2.37%	2.39%
Return on Average Equity	24.97%	26.23%	26.33%	23.51%	25.49%	25.77%
Capital Ratios
Equity / Total Assets	8.81%	9.35%	9.16%	8.81%	9.35%	9.16%
Tier I (Basic Capital) / Total Assets	7.60%	7.94%	7.80%	7.60%	7.94%	7.80%
Tier I (Basic Capital) / Risk-Wighted Assets	9.92%	10.40%	10.26%	9.92%	10.40%	10.26%
Total Capital / Risk- Weighted Assets	13.17%	13.40%	13.17%	13.17%	13.40%	13.17%
Credit Quality Ratios
Total Past Due / Total Loans to Customers	1.14%	1.31%	1.28%	1.14%	1.31%	1.28%
Allowance for Loan Losses / Total Past Due	196.72%	190.70%	191.10%	196.72%	190.70%	191.10%
Impaired Loans / Total Loans to Customers	3.27%	3.58%	3.72%	3.27%	3.58%	3.72%
Loan Loss Allowances / Impaired Loans	68.39%	69.88%	65.92%	68.39%	69.88%	65.92%
Loan Loss Allowances / Total Loans to Customers	2.24%	2.50%	2.45%	2.24%	2.50%	2.45%
Loan Loss Provisions / Avg. Loans to Customers (4)	1.41%	1.39%	1.17%	1.20%	1.42%	1.34%

Operating and Productivity Ratios
Operating Expenses / Operating Revenues	40.57%	41.31%	43.44%	42.69%	40.27%	41.28%
Operating Expenses / Average Total Assets (3) (4)	2.48%	2.68%	2.56%	2.55%	2.57%	2.56%
Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	22,846,736	23,521,140	24,159,098	22,203,764	23,737,886	23,878,290
Avg. Assets (million Ch$)	24,847,813	25,435,552	26,204,846	23,762,131	25,717,533	25,879,971
Avg. Equity (million Ch$)	2,200,689	2,340,783	2,410,772	2,158,848	2,387,255	2,395,094
Avg. Loans to customers (million Ch$)	19,839,488	20,885,448	21,117,807	19,374,185	20,942,630	21,001,022
Avg. Interest Bearing Liabilities (million Ch$)	15,315,837	15,195,135	15,616,852	14,774,960	15,419,876	15,485,535
Risk-Weighted Assets (Million Ch$)	22,447,187	22,886,022	23,764,810	22,447,187	22,886,022	23,764,810
Additional Data
Exchange rate (Ch$)	504.67	552.95	598.31	504.67	552.95	598.31
Employees (#)	14,723	14,802	14,913	14,723	14,802	14,913

Notes

(1) Figures are expressed in nominal Chilean pesos.

(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.

(3) Ratios consider daily average balances.

(4) Annualized data.

(5) Adjusted by provisions for minimum dividends.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$598.31 for US$1.00 as of September 30, 2014. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English

3rd Quarter 2014 - Financial Information:

Summary of Differences between Chilean GAAP and IFRS

The most significant differences are as follows:

•                  Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, the Bank recognised all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognised.

•                  Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows.  According to Chilean GAAP, the Bank records additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses must not be recognised.

•                  Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations”. In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless impaired.

•                  Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 70% of the period net income, as permitted by the Chilean Superintendency of Banks. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

Forward-Looking Information

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

•        changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•   changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

•   unexpected developments in certain existing litigation;

•   increased costs;

•   unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CONTACTS

Mr. Pablo Mejía Head of Investor Relations Investor Relations | Banco de Chile Phone Nr. (56-2) 2653.3554 Email: pmejiar@bancochile.cl	Mr. Daniel Galarce Head of Research Research Department | Banco de Chile Phone Nr. (56-2) 2653.0667 Email: dgalarce@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30th, 2014

Banco de Chile

/S/ Arturo Tagle Q.
By:	Arturo Tagle Q.
CEO